                                                     OMB APPROVAL
                                    OMB NUMBER                         3235-0145
                                    EXPIRES:                    OCTOBER 31, 1994
                                    ESTIMATED AVERAGE BURDEN
                                    HOURS PER RESPONSE........             14.90


                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                            (Amendment No.   2   )*
                                          -------


                                 Anacomp, Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                                Common Stock**
- --------------------------------------------------------------------------------
                        (Title Of Class of Securities)


                                   032375107
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

    Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


- ---------------
**   The amount reflected in Item 9 of the cover pages may include Common Stock issuable upon exercise of Warrants to Purchase Common Stock (CUSIP 03237512). In the aggregate, Merrill Lynch & Co., Inc. beneficially owns 3,505,400 shares of Common Stock and 644,634 Warrants.

CUSIP NO. 032375107                13G                      PAGE 2 OF 11 PAGES

- --------------------------------------------------------------------------------


1   NAME OF REPORTING PERSON
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Merrill Lynch & Co., Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   Joint Filing
                                                                       (a) [_]
                                                                       (b) [_]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

          5  SOLE VOTING POWER

                 None

          6  SHARED VOTING POWER

                 4,150,034


          7  SOLE DISPOSITIVE POWER

                  None

          8  SHARED DISPOSITIVE POWER

                  4,150,034

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,150,034

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         10.0%

12  TYPE OF REPORTING PERSON*

         HC, CO

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 032375107              13G                          PAGE 3 OF 11 PAGES


1   NAME OF REPORTING PERSON
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             Merrill Lynch Group, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     Joint Filing
                                                                        (a) [_]
                                                                        (b) [_]
3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

          5  SOLE VOTING POWER

                 None

          6  SHARED VOTING POWER

                4,150,034

          7  SOLE DISPOSITIVE POWER

                   None

          8  SHARED DISPOSITIVE POWER

                  4,150,034

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,150,034

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             10.0%

12  TYPE OF REPORTING PERSON*

            HC, CO

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 032375107           13G                          PAGE 4 OF 11 PAGES

1   NAME OF REPORTING PERSON
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Princeton Services, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   Joint Filing
                                                                     (a) [_]
                                                                     (b) [_]
3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         5 SOLE VOTING POWER

               None
         6 SHARED VOTING POWER

              4,150,034

         7 SOLE DISPOSITIVE POWER

                None

         8 SHARED DISPOSITIVE POWER

              4,150,034

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,150,034

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               10.0%

12 TYPE OF REPORTING PERSON*

               HC, CO

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 032375107              13G                        PAGE 5 OF 11 PAGES

1   NAME OF REPORTING PERSON
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Fund Asset Management, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   Joint Filing
                                                                     (a) [_]
                                                                     (b) [_]
3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         5 SOLE VOTING POWER

                None

         6 SHARED VOTING POWER

               4,051,393

         7 SOLE DISPOSITIVE POWER

                 None

         8 SHARED DISPOSITIVE POWER

               4,051,393

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,051,393

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               9.8%

12  TYPE OF REPORTING PERSON*

               IA, PN

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 32375107            13G                            PAGE 6 OF 11 PAGES

1   NAME OF REPORTING PERSON
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Merrill Lynch Phoenix Fund, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   Joint Filing
                                                                      (a) [_]
                                                                      (b) [_]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

               Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        5 SOLE VOTING POWER

               None

        6 SHARED VOTING POWER

              2,840,777

        7 SOLE DISPOSITIVE POWER

              None

        8 SHARED DISPOSITIVE POWER

              2,840,777

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,840,777

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               6.9%

12  TYPE OF REPORTING PERSON*

               IV

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13G


Item 1 (a)    Name of Issuer:
              ---------------

               Anacomp, Inc.

Item 1 (b)    Address of Issuer's  Principal Executive Offices:
              ------------------------------------------------

               1150 North Meridan Street
               Indianapolis, IN  48240

Item 2 (a)     Names of Persons Filing:
               -----------------------

               Merrill Lynch & Co., Inc.
               Merrill Lynch Group, Inc.
               Princeton Services, Inc.
               Fund Asset Management, L.P.
               Merrill Lynch Phoenix Fund, Inc.

Item 2 (b)     Address of Principal Business Office, or, if None, Residence
               ------------------------------------------------------------

               Merrill Lynch & Co., Inc.
               World Financial Center, North Tower
               250 Vesey Street
               New York, New York  10281

               Merrill Lynch Group, Inc.
               World Financial Center, North Tower
               250 Vesey Street
               New York, New York  10281

               Princeton Services, Inc.
               800 Scudders Mill Road
               Plainsboro, New Jersey  08536

               Fund Asset Management, L.P.
               800 Scudders Mill Road
               Plainsboro, New Jersey  08536

               Merrill Lynch Phoenix Fund, Inc.
               800 Scudders Mill Road
               Plainsboro, New Jersey  08536

Item 2 (c)     Citizenship:
               -----------

               See Item 4 of Cover Pages

                              Page 7 of 11 Pages

Item 2 (d)     Title of Class of Securities:
               ----------------------------

               Common Stock

Item 2 (e)     CUSIP Number:
               ------------

               032375107

Item 3

          Merrill Lynch & Co., Inc. ("ML&Co."), Merrill Lynch Group, Inc. ("ML Group") and Princeton Services, Inc. ("PSI") are parent holding companies, in accordance with (S) 240.13d-1(b)(1)(ii)(G). Fund Asset Management, L.P. ("FAM") is an investment adviser registered under (S) 203 of the Investment Advisers Act of 1940. Merrill Lynch Phoenix Fund, Inc. (the "Fund") is an investment company registered under Section 8 of the Investment Company Act of 1940.

Item 4         Ownership
               ---------

               (a) Amount Beneficially Owned:

          See Item 9 of Cover Pages. Pursuant to (S) 240.13d-4, ML&Co., ML Group, PSI, FAM and the Fund (the "Reporting Persons") disclaim beneficial ownership of the securities of Anacomp, Inc. referred to herein, and the filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities of Anacomp, Inc. covered by this statement.

          (b) Percent of Class:

                    See Item 11 of Cover Pages

          (c) Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote:

                    See Item 5 of Cover Pages

               (ii) shared power to vote or to direct the vote:

                    See Item 6 of Cover Pages

               (iii)    sole power to dispose or to direct the disposition of:

                    See Item 7 of Cover Pages

               (iv) shared power to dispose or to direct the disposition of:

                    See Item 8 of Cover Pages

                              Page 8 of 11 Pages

Item 5         Ownership of Five Percent or Less of a Class.
               --------------------------------------------

               Not Applicable

Item 6         Ownership of More than Five Percent on Behalf of Another Person.
               ---------------------------------------------------------------

          FAM is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and acts as an investment adviser to investment companies registered under Section 8 of the Investment Company Act of 1940. With respect to securities held by those investment companies, several persons have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. Merrill Lynch Phoenix Fund, Inc., a reporting person on this Schedule 13G for which FAM serves as investment adviser, has an interest that relates to more than 5% of the class of securities reported herein. No other person has an interest that relates to more than 5% of the class of securities reported herein.

Item 7         Identification and Classification of the Subsidiary Which
               ---------------------------------------------------------
               Acquired the Security Being Reported on by the Parent Holding
               -------------------------------------------------------------
               Company.
               -------

               See Exhibit A

Item 8         Identification and Classification of Members of the Group.
               ---------------------------------------------------------

               Not Applicable

Item 9         Notice of Dissolution of Group.
               -------------------------------

               Not Applicable

Item 10        Certification.
               -------------

          By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                              Page 9 of 11 Pages

Signature.
- ---------

          After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1994       Merrill Lynch & Co., Inc.

                               /s/ David L. Dick
                               ---------------------------------------
                               Name: David L. Dick
                               Title: Assistant Secretary

                               Merrill Lynch Group, Inc.

                               /s/ David L. Dick
                               ---------------------------------------
                               Name: David L. Dick
                               Title: Secretary

                               Princeton Services, Inc.

                               /s/ David L. Dick
                               ---------------------------------------
                               Name: David L. Dick
                               Title: Attorney-in-Fact*

                               Fund Asset Management, L.P.
                               By:  Princeton Services, Inc. (General Partner)

                               /s/ David L. Dick
                               ---------------------------------------
                               Name: David L. Dick
                               Title: Attorney-in-Fact**

                               Merrill Lynch Phoenix Fund, Inc.

                               /s/ David L. Dick
                               ---------------------------------------
                               Name: David L. Dick
                               Title: Attorney-in-Fact**

________________

* Signed pursuant to a power of attorney, dated February 10, 1994, included as an exhibit to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc., et. al. on February 14, 1994 with respect to Dial REIT Inc.

** Signed pursuant to a power of attorney, dated February 10, 1994, included as an exhibit to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc., et. al. on February 14, 1994 with respect to Matrix Service Company.


                              Page 10 of 11 Pages

                           EXHIBIT A TO SCHEDULE 13G
                           -------------------------

                   ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES
                   -----------------------------------------


          Three of the persons filing this report, Merrill Lynch & Co., Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML&Co."), Merrill Lynch Group, Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML Group"), and Princeton Services, Inc., a Delaware corporation with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey ("PSI"), are parent holding companies pursuant to (S) 240.13d-1(b)(1)(ii)(G). Pursuant to the instructions in Item 7 of Schedule 13G, the relevant subsidiaries of ML&Co. are ML Group and PSI, which is the general partner of Merrill Lynch Asset Management, L.P. (d/b/a Merrill Lynch Asset Management) ("MLAM") and Fund Asset Management, L.P. ("FAM"). The relevant subsidiary of ML Group is PSI.

          ML Group, a wholly-owned direct subsidiary of ML&Co., may be deemed to be the beneficial owner of 10.0% of the common stock of Anacomp, Inc. (the "Company") by virtue of its control of its wholly-owned subsidiary, PSI.

          PSI, a wholly-owned direct subsidiary of ML Group, may be deemed to be the beneficial owner of the common stock of the Company by virtue of its being the general partner of MLAM and FAM.

          MLAM, a Delaware limited partnership with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. MLAM may be deemed to be the beneficial owner of less than 5% of the common stock of the Company as a result of its acting as investment adviser to investment companies registered under Section 8 of the Investment Company Act of 1940.

          FAM, a Delaware limited partnership with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. FAM may be deemed to be the beneficial owner of 9.8% of the common stock of the Company as a result of its acting as investment adviser to investment companies registered under Section 8 of the Investment Company Act of 1940.

          One registered investment company advised by FAM, Merrill Lynch Phoenix Fund, Inc. (the "Fund"), is the beneficial owner of 6.9% of the common stock of the Company.

          Pursuant to (S) 240.13d-4, ML&Co., ML Group, PSI, MLAM, FAM and the Fund, disclaim beneficial ownership of the securities of the Company, and the filing of this Schedule 13G shall not be construed as an admission that any such entity is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities of the Company.

                              Page 11 of 11 Pages